CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY MORGAN STANLEY. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

November 10, 2011

By U.S. Mail & Facsimile to 703-813-6987

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley
Form 10-K for the Year Ended December 31, 2010
Filed February 28, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 9, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 8, 2011
File No. 001-11758

Dear Mr. Vaughn:

Morgan Stanley (the “Company”) is pleased to respond to your letter of October 28, 2011 concerning its Form 10-Q for the quarterly period ended March 31, 2011 (“First Quarter Form 10-Q”) and the quarterly period ended June 30, 2011 (“Second Quarter Form 10-Q”).

For your convenience, we have restated your comments below.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Significant Items

Morgan Stanley Debt, page 80

Comment:

1. Refer to your response to prior comment 19. We note your disclosure on page 32 of Form 10-Q for the Quarterly Period Ended June 30, 2011 states, “the changes in overall fair value of the short-term and long-term borrowings (primarily structured notes) are attributable to changes in foreign currency exchange rates, interest rates, movements in the reference price or index for structured notes and (as presented in the table below) an adjustment to reflect the change in [your] credit quality.” To the extent a material portion of the changes in value resulted from movement of a specific reference price or changes in a particular index, please revise your future filings to discuss and quantify the amount of gain or loss experienced related to such reference prices or indices.

Response:

To the extent that a material portion of the changes in value results from movement of a specific reference price or changes in a particular index, the Company will discuss and quantify the amount of gain or loss related to such reference prices or indices in future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Notes to Condensed Consolidated Financial Statements

1. Introduction and Basis of Presentation

Basis of Financial Information, page 9

Comment:

2. You disclose that prior to June 30, 2011 you accounted for physical commodities swap transactions as sales and purchases instead of financings. Please summarize this transaction for us in more detail, including the business purpose for the transaction and how you earn a profit/loss on such a transaction. Explain to us why there was no change in the results of operations when you converted to treating this transaction as a financing in the quarter ended June 30, 2011. Also, provide us with your accounting analysis to support your conclusion to account for these transactions as financings rather than as sales and purchases.

Response:

[*]

The Company determined that, although there is no guidance that is directly applicable to these transactions, analogous guidance for product financing arrangements (ASC 470-40) and transfers of financial assets (ASC 860) indicate these transactions are properly accounted for as financings.

[*] The accounting rules state that inventory that is sold with agreement to repurchase at the original price plus carrying and financing costs should be accounted for as a financing (ASC 470-40-25).

[*]

[*] Nevertheless, if the rules for transfers of financial assets were applied, the same financing accounting would result since the seller would retain effective control due to the repurchase agreement (ASC 860-10-40-5).

In summary, the most closely analogous guidance available for nonfinancial and financial assets that are sold with agreement to repurchase is not intent-based and would result in accounting for these transactions as financings, therefore the Company concluded financing treatment was appropriate. As financings, balance sheet netting is not available for these transactions due to the lack of intent to settle net other than upon default. Previously, the transactions were accounted for as derivatives at fair value and netted by counterparty against other derivatives covered under applicable master netting agreements. Thus, the increase in the balance sheet was caused by recording the transactions at their full notional fair value rather than derivative fair value and losing the ability to net.

As financings, these transactions are considered financial instruments eligible for the fair value option and they are carried at fair value under such election. As derivatives the transactions were also carried at fair value, therefore the impact on the Company’s results of operations would have been the same whether treated as derivatives or as financings carried at fair value. Given there was no impact on results and an immaterial impact to total assets and in light of the lack of directly applicable accounting guidance, the Company did not consider this to be a significant matter. Nevertheless, the Company decided that transparent disclosure would be appropriate.

*        *        *         *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth

Paul C. Wirth
Deputy Chief Financial Officer

cc:	Ruth Porat, Executive Vice President and Chief Financial Officer
Jeffrey M. Kottkamp, Deloitte & Touche LLP
James V. Schnurr, Deloitte & Touche LLP
Suzanne Hayes, Securities and Exchange Commission
Michael Seaman, Securities and Exchange Commission
Staci Shannon, Securities and Exchange Commission

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